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EXHIBIT 99.1

news

EXPLORATION PROGRESS REPORT
Noranda Inc. and Falconbridge Limited

        TORONTO, ONTARIO, March 4, 2005 — Noranda Inc. [TSX:NRD] ("Noranda") and Falconbridge Limited [TSX:FL] ("Falconbridge") are pleased to provide the following update on the companies' most significant greenfields and brownfields exploration projects.

        "Noranda and Falconbridge possess an excellent pipeline of projects that positions us well for the future," said Paul Severin, Senior Vice-President of Exploration for Noranda Inc. and Falconbridge Limited. "With an integrated strategy for the exploration group and mergers-and-acquisitions group, Noranda and Falconbridge are focused on discovering and/or acquiring new nickel and copper deposits, which we believe represent the greatest future earnings potential for our companies. Our exploration projects around the world have also made us among the most valued and sought after partners in our industry and we continue to seek out new partnerships and opportunities." At present Noranda and Falconbridge have partnerships with 55 exploration and mining companies.

        A brief summary of the following projects is provided in this news release:

Location	Project	Result	Category
FL — Sudbury, Canada	Fraser-Morgan	New Ni Discovery	Brownfields
FL — Espedalen, Norway	Espedalen JV	New Ni Discovery	Greenfields
NRD — Matagami, Can.	Renaissance	New Zn Discovery	Brownfields
NRD — Chile	El Pachon	Feasibility update	Greenfields
NRD — Chile	West Wall JV	Pursue 2001 Discov.	Greenfields
NRD — Chile	El Morro JV	Pursue 2001 Discov.	Greenfields
NRD — Papua New Guinea	Frieda River JV	Nena Drill Results	Greenfields

Fraser-Morgan Nickel Project, Sudbury, Ontario, Canada

        On Falconbridge's Fraser Morgan Project area in Sudbury, Ontario surface drilling continues to intersect new mineralization (Zone 11) in an area approximately 350 metres northeast of the current resources in Zones 8 and 9. Additional mineralization has been intersected to the west of the previously discovered Zone 10 and new intersections from surface drills confirm the presence of high grade mineralization within Zone 10. Please refer to maps provided at www.falconbridge.com for detailed hole locations.

        The Fraser Morgan Project Area is 100% owned by Falconbridge and has been the subject of surface and underground exploration programs since its discovery in 1995. Located on the north range of the Sudbury Igneous Complex approximately 2 km to the southeast of Fraser Mine, the Fraser Morgan Project currently hosts four zones of mineralization within a 2.5 km strike length. Current resources as of December 31, 2004 are shown below.

Zone	Cut-off (NiEq)	Category	MTonnes	%Ni	%Cu	%Co
9	1.00	measured	3.33	1.85	0.61	0.06
8	1.30	indicated	1.55	1.69	0.46	0.06

		Subtotal	4.88	1.80	0.56	0.06

8	1.30	inferred	0.1	1.8	0.5	0.1
10	1.00	inferred	0.9	1.5	0.4	0.1
11	1.00	inferred	1.1	2.1	0.7	0.1

		Subtotal	2.1	1.8	0.5	0.1

Zone 11

        Discovered in July of 2004, Zone 11 represents a new Zone of contact-hosted Ni-Cu mineralization between 1000-1150m below surface and has been the subject of surface drilling and geophysics to evaluate the nature and extent of the mineralization. The table below includes the mineralized intersections since the October 28 release. Three surface diamond-drill rigs are currently drilling on Zone 11 and will continue during the first half of 2005. A four hole underground diamond-drilling program is in progress and a surface drilling program will follow the defined geological trend to the northeast.

Zone 11 Surface-Drilling Results

Hole	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)
NRD-063A	1199.50	1227.65	28.15	2.06	0.54
NRD-069	1216.70	1252.30	35.60	1.84	0.72
NRD-069A	1196.05	1203.90	7.85	1.67	0.54
NRD-076	1257.30	1293.90	36.60	2.33	0.71
NRD-076B	1200.90	1207.65	6.75	2.28	0.72
NRD-076C	1230.75	1235.45	4.70	1.81	0.42
and	1250.05	1264.85	14.80	2.54	0.86
NRD-081	1125.10	1142.25	17.15	1.79	0.54
and	1205.75	1222.85	17.10	2.77	1.09
NRD-081A	1129.05	1141.55	12.50	2.02	0.72
NRD-081B	1207.10	1252.80	45.70	2.20	0.58

Results are specific gravity (sg) length weighted

Zone 10

        Zone 10 was initially discovered by underground drilling in 2002 but access is not well located to provide proper core angles for resource classification. The Zone 10 surface drilling program has focused on evaluating the nature of the mineralization within the Zone 10 mineral resource. Holes NRD-072 and wedge cut NRD-072A were designed to test the mineralization within the existing Zone 10 resource with an improved intersection angle. Holes NRD-021B and NRD-079, 079A are testing the area outside of the existing resource along strike to the southwest. Significant mineralization has been intersected up to 240 metres to the southwest of Zone 10. The table below defines the mineralized intersections to date. Three drill rigs are currently testing this area and this work will continue during the first half of 2005.

Zone 10 Surface-Drilling Results

Hole	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)
NRD-021B	1573.60	1581.00	7.40	2.80	0.16
NRD-072	1554.90	1585.35	30.45	1.74	0.52
NRD-072A	1537.50	1598.60	61.10	2.38	0.36
NRD-079	1560.00	1577.20	17.20	1.45	0.46
and	1582.70	1585.70	3.00	1.93	0.43
NRD-079A	1550.00	1555.50	5.50	2.03	0.10
and	1584.5	1586.70	2.20	2.27	0.33

Results are specific gravity (sg) length weighted

        These encouraging exploration results will be evaluated as part of a prefeasibility study currently being completed by Falconbridge.

Quality Control

        Drilling on the Fraser Morgan Projects is supervised by Senior Project Geologist Michael Sweeny, P.Geo., a Qualified Person under National Instrument 43-101 guidelines. Assay samples from surface drilling are taken from sawn half drill core (NQ size) with one half sent to a commercial laboratory and other half retained for future reference. A strict QA/QC program is followed which includes mineralized standards, blank and duplicates for each batch of samples. Check assay results are submitted to a second independent laboratory. Analyses were performed by Lakefield Research at its Garson and Lakefield, Ontario facilities.

Espedalen Nickel Joint Venture, Norway

        A wholly-owned subsidiary of Falconbridge, A/S Sulfidmalm ("Sulfidmalm"), and Blackstone Ventures Inc. (TSXV:BLV) (Blackstone) entered into an Option and Joint Venture agreement on August 15, 2003, to explore the Espedalen nickel project in Norway. The project is located approximately 180 km north-north-west of Oslo. Blackstone can earn a 60% interest in the property by funding $2.25 million in expenditures by September 30, 2007. Sulfidmalm has the option to back in up to 75% in stages. It can reach 60% in the property by incurring 220% of Blackstone's expenditures, a further 10% by completing a Feasibility Study and a further 5% by providing loan guarantees for production financing. Sulfidmalm agreed to take subscriptions in Blackstone equal to 25% of the first year's program, 20% of the second year, 15% of the third year and 10% of the fourth year. Sulfidmalm is the Operator of the project.

        Highlights of the 2004 exploration program at Espedalen include:

  •
  Drill intercepts of significant nickel mineralization at the Stormyra Discovery where two drill holes spaced 200 metres apart intersected 6.91% nickel over 1.9 metres within a 14.6 metre intersection grading 1.73% nickel; and 2.07% nickel over 2.7 metres. Only two holes have been drilled on this Zone and it is open in all directions.

  •
  Extension of the conductor associated with Stormyra to the south, indicating a total conductor strike-length of 1,100 metres.

  •
  15 drill-holes completed on the entire property, testing 11 conductors; 13 of the drill holes intersected nickel-bearing sulphide mineralization.

  •
  12 new geophysical conductors detected by the October, 2004 airborne survey.

  •
  A $1.045 million, winter drilling and geophysical program is proposed for the January to April 30, 2005 period, which, if completed, Blackstone will have the right to vest in the property.

Background

        The Espedalen area is a historical copper and nickel mining area having produced copper from 1666 to 1750 and nickel from 1848 to 1878. Indeed, the Espedalen project area could be considered the birthplace of nickel sulphide mining. Deposits in the Espedalen area, originally mined for copper in the 17th and 18th century, experienced difficulty in smelting the ores at that time, due to the new mineral termed kupfernickel (Devil's copper), the derivation of the word nickel. The mined ore was direct smelted locally and shipped to England for refining. The mining operations ceased production due to poor metal prices as the result of the development of the laterite nickel deposits in New Caledonia in the late 1800s. Small stockpiles of "ore" (direct shipping and low grade) are still present on the property.

        Mineralization occurs within a detached portion of the Jotun Nappe Complex, which is a large (100 × 200 km) dominantly Precambrian thrust block that overlies non-detached Precambrian Gneisses and Lower Paleozoic rocks. It is composed of metamorphosed syenites, norites, anorthosites, gabbros, pyroxenites and peridotites. Cross-cutting relationships suggest multiple periods of intrusion from 1698 Ma for the oldest syenites to 1250 Ma for the youngest gabbros. The nappe was emplaced in its current position during the Caledonide Orogeny during the Mesozoic period. The original position of the unit is interpreted to have been west of the current Norwegian coastline. Reconstructions place this position close to the east coast of Labrador. The similarity in the types and ages of the rocks supports such a possible connection.

        The Espedalen area is underlain by several basic to ultrabasic intrusive suites. Mineralization is related to small (up to 1 km long) differentiated intrusions consisting of peridotite, pyroxenite and norite. The intrusions are commonly emplaced near the contact between anorthosite and gabbro in an older complex. Breccia-type mineralization occurs near the base of the intrusions though the overlying peridotites are generally barren. Pyroxenite and norite above the peridotite contain disseminated sulphides.

Historical Work

        The history of the mining operations and other early work is not well documented. In the mid 1960s, Sulfidmalm conducted some reconnaissance prospecting and geophysical surveys in the Espedalen area. Slingram EM anomalies were detected at Andreasberg and Stangruva but no drilling was conducted.

        In 1970, Norsk Hydro flew a helicopter Mag VLF survey over the area and drilled four holes into an anomaly at Jorstad returning disappointing results.

        In 1973, a Joint Venture was formed between Norsk Hydro and Sulfidmalm and from 1974 to 1978 grids were established over some of old mine workings held under claim east and west of Espedalsvandet. Many of the mines east of Espedalsvandet were not covered by this work. Work focussed on the west side of Espedalsvandet and initially, four drill holes were completed at Melgard and Megrundstjern. All holes hit low grade disseminated sulphides and the highest grades were encountered on the Megrundstjern Grid (27.4 metre of 0.60% Ni, 0.16% Cu). From 1975 to 1977, 38 holes totaling 3,186 metres (84 metre average) were drilled to test geophysical anomalies. Broad zones of disseminated mineralization were intersected but the best intersection graded 1.01% Ni, 0.32% Cu over 29 metres, including 3.18% Ni over 1 metre. Preliminary metallurgical testing of this material gave concentrate grades of 15.0% Ni and 5.27% Cu with recoveries of 70.3% for Ni and 76.8% for Cu.

Current Exploration

        In late 2002, Sulfidmalm returned to the area based on its attractive regional geology, an abundance of known nickel sulphide occurrences, a new tectonic model linking the area to the Voisey's Bay area and a strategy of applying modern geophysical methods (e.g. UTEM).

        Sulfidmalm, initially acquired 150 preclaims, totaling 45 square km, over the Espedalen area in January 2003. An additional 158 preclaims, totaling 43.45 square km, have subsequently been added bringing the current property position to 308 preclaims, totaling 88.45 square km.

        In early 2003, a 28 km UTEM program was completed over a portion of the southwestern part of the property where Sulfidmalm had conducted most of their previous work. Results included the identification of two good to excellent quality conductors that merited drill testing.

        In the early summer of 2003, selected grab samples of mineralized material from the old workings and stockpiles were collected which confirmed the historical reported nickel values as follows:

Locality	Description	Ni	Cu	Co	S	Pt	Pd	Au
		%	%	%	%	ppm	ppm	ppm
Andreasberg	Semi-massive sulphide	6.74	1.09	0.26	18.60	0.03	0.24	0.02
Andreasberg Mine	Net-textured sulphides	3.26	0.31	0.13	15.20	0.00	0.11	0.01
Andreasberg/Shearer		0.06	0.09	0.03	12.00	0.00	0.02	0.00
Andreasberg/Shearer		0.02	0.02	0.01	9.29	0.00	0.00	0.00
Jorstad Mine	Massive sulphides	0.84	0.08	0.13	18.00	0.02	0.00	0.03
Jorstad Mine	Semi-massive sulphide	0.98	0.13	0.08	14.50	0.00	0.00	0.09
Jorstad Mine	Semi-massive sulphide	0.87	0.02	0.11	17.30	0.00	0.02	0.02
Megrund	Mineralized ultramafic	0.84	0.20	0.03	5.43	0.03	0.04	0.03
Megrund	Mineralized norite	0.70	0.21	0.02	3.10	0.02	0.03	0.01
New showing between Jorstad and Grahoa		0.36	0.16	0.06	8.95	0.05	0.03	0.02
Rodhaugen	Semi-massive sulphide	0.65	0.94	0.06	15.90	0.02	0.04	0.03
Rodhaugen/Grahoa	Mineralized norite	0.33	0.21	0.02	2.75	0.00	0.00	0.02
Evans Mine	Semi-massive sulphides	0.57	0.06	0.03	5.55	0.00	0.02	0.00
Stangruva Mine	Semi-massive sulphides	1.02	1.29	0.07	12.60	0.02	0.04	0.03
Storgruva Mine	Massive sulphide breccia	3.08	0.19	0.17	28.60	0.03	0.02	0.04
Vesle Mine	Semi-massive sulphides in ultramafic	0.95	0.75	0.05	9.89	0.04	0.03	0.06

        Following the signing of the Sulfidmalm-Blackstone agreement, a 932 line km Hummingbird AEM survey was flown during October 2003. The depth penetration of this system is thought to be around 50 metres. The survey identified nine high priority conductors and eight secondary conductors while the magnetics demonstrated that the ultramafic units were more extensive than previously thought.

        From February to March 2004, a 123 km UTEM survey was completed over these newly detected conductors and the historical workings on the northeastern part of the property. This resulted in the identification of 29 conductors of interest, including eight high priority conductors. Field ground check of conductors and limited mapping were completed in the summer.

        A diamond-drill program consisting of 1,842 metres in 18 drill-holes (3 holes were abandoned due to drill equipment difficulties) testing 11 of 29 prospective EM conductors was completed from July to September 2004. All but two of the completed holes intersected Ni bearing sulphide mineralization, indicating the effectiveness of the geophysical methods. Please refer to maps provided at www.falconbridge.com for drill-hole locations.

        A significant result of this program was the discovery of the Stormyra nickel mineralization on the P2-P2a conductor (6.91% Ni over 1.9 m). The discovery is within a swampy area with little bedrock exposure in the southwestern part of the property. It is located at the southern limit of the 2003 AEM survey and subsequently AEM coverage was extended in this area in October 2004. The combined results of these surveys indicate that the conductor associated with Stormyra has a strike length of 1.2 km. The new geophysical survey also identified 12 other conductors in the southern and eastern property area that will require follow-up work.

        The conductor at Stormyra has been modeled as a shallow dipping plate that is approximately parallel with foliation and lithological contacts, as observed in the drill holes and therefore, the thickness of the mineralized intercepts are interpreted to be close to true thickness. The Stormyra mineralization is open to expansion in all directions.

        Three of the other drilled conductors are identified as priorities for follow-up work. An example is the Dalen area (P4 conductor) where drilling intersected 34.4 metres grading 0.45% nickel on the northern edge of a UTEM conductor. The UTEM conductor is associated with a large magnetic feature that trends to the southeast under Espedalen Lake and has not been fully covered by UTEM.

        Assay results for the holes drilled in 2004 are summarized below:

Drill-hole	Target	From (m)	To (m)	Width (m)	Ni %	Cu %	Co %
ES04-01*	P6	All nickel values <0.05%
ES04-02a*	P7	35.19	36.27	1.08	0.17	0.05	0.04
ES04-05*	P4	9.60	40.00	34.40	0.45	0.20	0.03
ES04-06*	P4	39.00	40.00	1.00	0.36	0.19	0.03
ES04-07*	P4	34.00	35.00	1.00	0.19	0.06	<0.02
ES04-08*	P2	56.30	59.00	2.70	2.07	1.20	0.07
ES04-09*	P2a	80.40	95.00	14.60	1.73	0.77	0.06
Incl.	P2a	80.40	87.50	7.10	1.68	1.03	0.06
Incl.	P2a	93.10	95.00	1.90	6.91	2.05	0.21
ES04-10*	P5	65.00	66.00	1.00	0.52	0.12	0.02
ES04-11*	P9	53.10	53.75	0.65	0.62	0.40	0.03
ES04-12	P12	51.00	52.00	1.00	0.32	0.13	0.04
ES04-13*	P13	All nickel values <0.01%
ES04-14	P8	79.60	81.60	2.00	0.57	0.26	0.05
ES04-15	P8a	49.85	54.80	4.95	0.44	0.22	0.04
ES04-16	P3	127.80	128.80	1.00	0.43	0.14	0.08
ES04-17	P1	59.65	59.95	0.30	0.68	0.30	0.08
Drill holes ES04-02, ES04-03 and ES04-04 were abandoned.

        The proposed January to April 2005 exploration program consists of 90 line-km of UTEM geophysical surveying followed by 2,000 metres of diamond drilling, in 17 holes, at Stormyra. UTEM surveying will be carried out on a 5 km long grid to the northwest of Stormyra, a 1 km long grid to the southeast of Stormyra, a 2 km long grid to the southeast of the Dalen (P4) target area, as well as a number of grids covering the new airborne conductors. The diamond-drilling program, as proposed, will drill 10 sections along the Stormyra zone spaced 100 meters apart with two holes to be drilled per section. The program may be modified depending on results at this or other zones being tested.

        Upon completion of this proposed program Blackstone will have funded $2.25 million in exploration at Espedalen and would then have the right to be vested at a 60% interest in the project (two years ahead of schedule). A/S Sulfidmalm would then have a 90-day period to elect whether to exercise back-in rights.

Quality Control

        Drill core was logged and mineralized intervals were split using a diamond saw on site in Norway, with split samples being shipped to SGS Lakefield Research in Ontario.

        Samples were 0.3 to 1.0 metre in length. Samples were crushed to 10 mesh and then pulverized to 150 mesh. Ni, Cu and Co were analysed by pyrosulphate fusion XRF. Sulfur by LECO furnace. Au, Pt, and Pd by fire assay, ICP-OES. Pulps from 20 mineralized samples were sent to ALS Chemex Labs in North Vancouver for check analysis.

        The exploration program described was carried out under the direction of Patti Tirschmann, P.Geo., Senior Geologist with Falconbridge Limited and Peter Manojlovic, P.Geo., Norway Exploration Manager with Falconbridge Limited. Both are qualified persons as defined by National Instrument 43-101. The information in this release was prepared under the direction of Ted Barnett, P. Geo., Director International Nickel & PGM Exploration with Falconbridge Limited, a qualified person as defined by National Instrument 43-101.

Renaissance Zinc — Copper Project, Matagami, Quebec

        In a press release dated October 26, 2004, Noranda announced that one of its exploration drilling programs in northern Quebec intersected a new zone of massive sulphides at moderate depths on one of its wholly-owned properties near Matagami, Québec. The Renaissance showing is located within the Matagami mining camp South Flank stratigraphy, approximately 7 km southeast of Noranda's Matagami milling infrastructure. This release provides an update on exploration activities at the Renaissance project, in the Matagami camp. A drill hole plan and section, plus details of assay intervals, are available on the Noranda website at www.noranda.com.

        The sulphide zone reported in hole MC-04-07 ran a length weighted 14.81% Zn, 1.65% Cu, 36.4 g/t Ag and 0.68 g/t Au over 9.5 metres core length from 527.25 to 536.75 metres. Estimated true width of this portion of the intercept is approximately 7.3 metres, with the mid-point centred at approximately 465 metres vertical depth. The massive to semi-massive portion of the zone is followed by mineralized exhalite, and stringer to sub-massive mineralization to a depth of 541.30 metres. An extended intercept to the end of this mineralization returned a length weighted 11.15% Zn, 2.04% Cu, 41.9 g/t Ag and 0.61 g/Au over 14.05 metres. Estimated total true width is approximately 10.8 metres.

        Since the discovery a total of six new holes (MC-04-08 to MC-04-13) have been drilled on the Renaissance showing. This drilling has focussed on rapidly delineating the possible extents of the mineralized zone at wide-spaced centres. Summary descriptions of this drilling are presented below; diagrams illustrating the Renaissance drill program in plan and longitudinal views are posted on the Noranda website (www.noranda.com).

        MC-04-08 was drilled 100 metres below the MC-04-07 discovery intercept and intersected extensive well-developed footwall, conduit-style mineralization that graded a length weighted 1.14% Zn, 2.38% Cu, 5.09 g/t Ag, 0.25 g/t Au over 13.2 metres core length, or 9.2 metres estimated true width. The alteration pipe is aligned with the hangingwall alteration plume observed in early holes MC-04-01 and MC-04-02, and the mineralization intersected in holes MC-04-04 and MC-04-07. Good continuity is interpreted between this hole and the mineralization intersected at the Key tuffite exhalite interface in hole MC-04-07.

        MC-04-09 pierced the target horizon some 150 metres east and downdip of the MC-04-07 intercept. A zone of semi-massive sulphides was intersected between 581.95 and 582.45 metres, within 15.7 metres of Key tuffite. This interval contained 12.65% Zn, 1.39% Cu, 19.3 g/t Ag and 0.57g/t Au over 0.5m of core length This was followed by 36.5 metres of variably silicified Watson Lake rhyolite and 22 metres of chloritised rhyolite and foliated alteration pipe indicating the persistence of the Renaissance alteration pipe east of the discovery hole.

        MC-04-10 was targeted approximately 50 metres updip from the MC-04-07 intercept on section 13375E and was completed to a total depth of 571 metres. The hole did not intersect significant mineralization at the Key tuffite exhalite interface and the underlying Watson Lake rhyolite was not extensively altered.

        MC-04-11 was targeted approximately 100 metres east of the MC-04-07 intercept and was completed to a total depth of 609 metres. The hole was targeted based upon the borehole pulse EM results in hole MC-04-9 and the projected intersection with the Renaissance alteration pipe. The hole did not intersect significant mineralization at the Key tuffite interface and the underlying footwall Watson Lake rhyolite was not extensively altered.

        MC-04-12 targeted the western extension of the Renaissance synvolcanic structure on section 13175E at -525m vertical depth, approximately 100 west of the MC-04-04 KT pierce point, outside the borehole pulse EM radius of influence. The Key tuffite was intersected between 583.60 and 588.30 metres and is not significantly mineralized. The underlying Watson Lake rhyolite is weakly to moderately chlorite altered and is host to minor stringer sulphide mineralization.

        MC-04-13 targeted an area approximately 100 metres west and updip of the MC-04-07 intercept, on section 13325E, targeted based upon borehole pulse EM and Maxwell conductive plate modelling. A 0.55m interval of Key tuffite was underlain by Watson Lake rhyolite that is variably chloritised and is host to several narrow massive pyrrhotite veinlets and pyrrhotite and chalcopyrite stringers. This is the probable cause of the borehole EM vectors in holes MC-04-10 and 7. This drill result limits the western extent and the tonnage potential of the Renaissance showing.

        Summary table of all significant Renaissance intercepts

HOLE	CORE LENGTH (M)	ZN%	CU%	AG(G/T)	AU(G/T)	Comment
MC-04-04	13.30	3.66	0.28	7.2		Oblique DDH
or	80.65	1.24	0.18	4.7		Oblique DDH
MC-04-07	9.50	14.81	1.65	36.4	0.68	Discovery
or	14.05	11.15	2.04	41.9	0.61	Discovery
MC-04-08	13.20	1.14	2.38	5.1	0.25	Pipe sulphides
MC-04-09	0.50	12.65	1.39	19.3	0.57	Key tuffite
MC-04-12	1.10	0.03	2.06	23.6	0.12	KT & Alt'n
or	7.40	0.21	0.55	7.6	0.07	KT & Alt'n

        While the results of the 2004 drill program have limited the extents and tonnage potential of the Renaissance showing, it should be noted that all Matagami deposits are known to have satellite lenses. Future work will concentrate on wider-spaced step-out drilling that will target the favourable synvolcanic fault structure that is host to the Renaissance showing, and sectors previously untested by diamond drilling.

Quality Control

        Drill programs in Matagami are supervised by Grant Arnold (Geology Superintendent — Noranda Inc.) who is a Qualified Person under National Instrument 43-101 guidelines. NQ size core samples are sawed in half with one half sent to a commercial laboratory and the other half retained in the core box for future reference. A QA-QC program is followed that includes insertions of commercially available and internally prepared mineral reference standards and nil-grade blanks in each batch of samples. Assays were performed at ALS Chemex-Chimitec of Val-d'Or, Québec, an ISO 9001:2000 registered laboratory.

El Pachón, Argentina

        The acquisition by Noranda from Cambior and Comsur of the El Pachón project was completed in September 2001 for a total consideration of US$30 million, $2.0 million of which was deferred and is due on or before September 28, 2005.

        The property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine. The property is about 145 kms by road from the small town of Barreal, which in turn is 170 kms west of the city of San Juan.

Geology and Resources:

        The El Pachón porphyry copper and molybdenum deposit is contained within an area of 2 by 2 kms. Mineralization occurs mainly in intrusive and brecciated rocks, but also in the host volcanic andesite and tuff units. Some late stage intrusions, (Quartz-Biotite-Feldspar Porphyry and Tourmaline Breccias) are barren and cross the mineralized units.

        Diamond drilling, geological mapping, geophysical surveys and reinterpretation of the resource model were completed in 2003 with the objective to identify higher grade resources within the known resource and test exploration targets.

        Noranda completed a new resource estimate for the El Pachon deposit between May to November 2003. The resource estimate is based on the results of 46,237m of drilling in 247 holes and 662m of underground work in two adits completed during various campaigns between 1969 and 2003, including new drilling by Noranda during 2003. An extensive program of core re-logging and re-analysis was completed in 2003 to improve the reliability of the geology and assay databases.

        The estimation of mineral resources are as follows:

        Mineral Resources at a 0.4% Cu Cut-off Grade

Classification	Tonnage M t	% Copper	% Molybdenum	g/t Silver
Measured	37	1.15	0.033	4.0
Indicated	687	0.62	0.014	2.5
Sub-total	724	0.65	0.015	2.6
Inferred	560	0.52	0.014	2.6

        Work in 2004 included an external review of the resource estimate and work to update the feasibility study prepared by Cambior in 1997. The updating of the feasibility study is continuing in 2005.

Quality Control

        ALS-Chemex in Mendoza, Argentina, for sample preparation and Coquimbo Chile for analysis, has completed all of Noranda's analytical work on the project to date. ALS Chemex used certified reference materials. The secondary lab was ACME in Santiago, Chile. The analytical method used was multi-acid digestion, atomic absorption assay analysis for copper and molybdenum. Noranda's Drill Core Sampling and Analysis Protocols, a rigorous protocol procedure developed internally for all advanced drill programs, has been employed throughout the drill program to ensure quality assurance and quality control. The sampling protocol specifies that assay samples are taken from drill core (NQ size) sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Additionally, the insertion of three project specific standards and blank samples, has been part of all Project activities.

        The results for the analysis of samples collected by Noranda were considered to be within the required standards for Noranda's protocols although Mo was less precise than Cu, partly because Mo values were frequently near the detection limit. However, as there was a significant amount of drilling prior to Noranda's involvement it is important to the resource estimate to note that the QAQC procedures in assaying were variable prior to Noranda's involvement in the project (holes up to P-237). A major re-assaying program was undertaken (on pulps, rejects or remaining core, depending on available material) with proper QAQC procedures in order to compare previous assays with those of the latest campaigns. This resulted in a slight increase in total metal in the resource but the average grade did not change, probably due to the smoothing effect of kriging. The Mo re-assaying failed to identify any biases in the datasets because of highly variable original assays but this exercise at least provides a better assessment of the distribution of Mo within the deposit. The qualified person responsible for the design and conduct of the sample collection and analysis performed is Charles Beaudry, P. Geo., Noranda's Manager of Geochemistry. Stanley Gordon Clemmer, P. Geo. and Qualified Person under National Instrument 43-101 guidelines for the resource estimation. Mr. Clemmer is a Senior Geologist with Noranda

West Wall Porphyry Copper Project, Chile

        In November, 2000, Noranda Chile Limitada ("Noranda Chile") entered into a Joint Venture agreement with Minero Anglo American Chile Limitada ("MAAC") to explore the West Wall project located in V Region, Chile. The project area is about 150 km north northeast of the capital city of Santiago, and situated within the Miocene porphyry belt of central Chile. This Miocene belt is host to several significant porphyry deposits and mines including Los Pelambres, El Teniente and the Andina-Los Bronces complex. The property had been previously explored and drilled under a Joint Venture between MAAC and Cominco between 1992-1993. RC drilling carried out by Noranda Chile in 2001, and a subsequent diamond drill program in 2002, has identified significant copper porphyry mineralization within the Joint Venture lands.

        The Joint Venture property package totals 11,208 hectare. MAAC holds mining concessions over 7,869 hectares, and the remainder are controlled through an Option Agreement between Noranda Chile and BHP Chile Inc. ("BHPC") whereby Noranda Chile can earn 100% interest in the property by satisfying prescribed work commitments before December, 2005. If the Option is exercised, BHPC will retain a 1% NSR to a maximum of US$5 million. This Option Agreement is subject to the terms of the Noranda Chile — MAAC Joint Venture Agreement. Under the terms of the Noranda Chile — MAAC Joint Venture Agreement, Noranda Chile can earn 50% interest in the Venture by completing US$3.3 million in exploration expenditures over a five-year period ending November 2005. Upon vesting, Noranda Chile has a one-time election to earn an additional 10% interest in the property, for a total of 60%, by making a $1 million payment to MAAC and, by November 2009, completing the earlier of (a) aggregate exploration and development expenditures of $30 million, or (b) completing a Bankable Feasibility Study.

        Copper mineralization occurs within a supergene enrichment zone underlain by primary mineralization. Within the hypogene zone, mineralization occurs as disseminated to stockwork veined chalcopyrite and lesser bornite in several porphyry intrusive phases. The chalcocite-covellite enrichment zone is well developed, and occurs beneath a thick leach cap in the holes completed to date. The principal zone of interest remains open in two directions and at depth.

        Please refer to the table of drill hole results and drill hole location map provided at www.noranda.com.

        A diamond-drill program is in progress designed to explore the known porphyry system and untested targets within the project area. The planned 8,400 metre program is scheduled for completion in April-May, near the end of the Andean summer season. Additional porphyry targets have been recognized on the property that will be tested during the current drill program.

Quality Control

        Quality Control and Quality Assurance on the property is supervised by Charles Beaudry, P. Geo., Manager of Geochemistry and Qualified Person under National Instrument 43-101. ALS Bondar-Clegg Laboratory of Santiago, Chile, using Gannet certified standards, has completed all of Noranda's analytical work on the project to date. The analytical method used is geochemical analysis for copper. Noranda's Drill Core Sampling and Analysis Protocols, a rigorous protocol procedure developed internally for all advanced drill programs, has been employed throughout the drill program to ensure quality assurance and quality control. The sampling protocol specifies that assay samples are taken from drill core (HQ and NQ size) sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. The use of project specific standards and blank samples is a critical part of Noranda's QA/QC protocol. Sampling protocol and procedures for all historic holes, starting with the prefix WWDD-, are unknown.

El Morro Porphyry Copper Project, Chile

        The La Fortuna deposit is located in the Andean Cordillera of Chile's Region III about 650 km north of Santiago and 20 km west of the International boundary with Argentina. Noranda Chile Limitada entered into the El Morro Joint Venture Agreement with Metallica Resources Limited(TSE:MR; AMEX:MRB) ("Metallica") in 1999, and has carried out extensive work on the property since that date The deposit occurs within the Eocene-Oligocene porphyry belt, and was discovered in 2001 as part of a grassroots program on the property. An Inferred Resource estimate of 466 Mt grading 0.61% Cu and 0.50 g/t Au has been defined based on forty-one diamond drill holes totaling 19,009 metres, and is highlighted in the table below. The deposit has been diamond drill tested on approximately 200 metre centres and remains open at depth. Please refer to the diagrams provided at www.noranda.com for table of drill hole results and drill hole locations.

        The property is subject to a Joint Venture Agreement between Noranda Chile and Metallica entered into in September, 2000. Noranda Chile acquired the right to earn a 70% interest in the 16,400 hectares property position over a six-year period by completing aggregate cash payments of US$300,000 and work expenditures of $10 million, subscription for a $1 million private placement, and cash payment of $10 million due September 15, 2005. Remaining obligations to vest include the September 2005 payment. On vesting Noranda Chile has a contractual obligation to use commercially reasonable efforts to complete a Feasibility Study at its sole cost on or before September 15, 2007. Should the property be developed, Metallica can elect to have Noranda Chile fund 70% of Metallica's 30% share of development costs to put the property into production. Currently, Noranda Chile is Operator.

        The Inferred Resource estimates of the supergene and primary styles of mineralization at different copper cut-off grades are shown in the Table below. The resource estimate is classified as an Inferred Resource, consistent with CIM definitions referred to in NI 43-101.

	0.3 Copper Cut-off			0.4 Copper Cut-off			0.5 Copper Cut-off
	MTonnes	Copper	Gold	MTonnes	Copper	Gold	MTonnes	Copper	Gold
		(%)	(g/t)		(%)	(g/t)		(%)	(g/t)
Mixed	18.0	0.60	0.29	14.0	0.67	0.31	10.0	0.75	0.33
Supergene	104.0	0.67	0.33	89.0	0.72	0.36	75.0	0.77	0.38
Primary	468.0	0.53	0.50	363.0	0.58	0.54	255.0	0.64	0.56

Total	590.0	0.56	0.46	466.0	0.61	0.50	340.0	0.67	0.52

        Cu-Au mineralization centers on a near vertical, multiphase, quartz monzonite to diorite porphyry stock intruding Mesozoic and Cenozoic sedimentary and andesitic volcanic rocks. The porphyry body is about 600 by 800 metres in plan view, and elongate north-south. Porphyry-style hypogene mineralization occurs as chalcopyrite and minor bornite in stockwork veining and disseminations, and drill hole DDHF-39 indicates that mineralization extends to a depth of at least 970 metres. Leach capping is partially exposed beneath Atacama gravels, and important secondary enrichment is preserved in a discontinuous chalcocite-covellite supergene blanket. Strong potassic alteration accompanied the main stage of mineralization, and is locally overprinted by phyllic and intermediate to advanced argillic assemblages.

        An 8,000 metre diamond drill program is in progress on the La Fortuna zone. The in-fill drilling is designed to explore the extent and distribution of higher-grade supergene copper mineralization, and the distribution and geologic controls of potentially higher-grade gold zones. Successful outcome would allow those zones to be more accurately modeled in the resource estimates. Drilling is not planned elsewhere on the property.

Quality Control

        ALS Bondar Clegg, of Coquimbo, Chile, using Gannet certified standards, has completed all of Noranda's analytical work on the project to date. The analytical method used is geochemical analysis for copper and fire assay with an atomic absorption finish for the gold values. Noranda's Drill Core Sampling and Analysis Protocols, a rigorous protocol procedure developed internally for all advanced drill programs, has been employed throughout the drill program to ensure quality assurance and quality control. The sampling protocol specifies that assay samples are taken from drill core (HQ and NQ size) sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Additionally, the insertion of project specific standards and blank samples, has been part of part of all Project activities. Sampling protocols and procedures for all historic holes, not drilled by Noranda, are not known. The qualified person responsible for the design and conduct of the work performed is Stanley Gordon Clemmer, P. Geo. and Qualified Person under National Instrument 43-101 guidelines. Mr. Clemmer is a Senior Geologist with Noranda.

Frieda River Porphyry Copper Project, Papua New Guinea

        In 2002, Highlands Pacific Limited granted Noranda Highlands Inc., a wholly-owned subsidiary of Noranda, an option to earn a 72% interest in the Frieda River project by incurring work expenditures totaling US$ 5.0 million over five years. Noranda also has an option to acquire a 72% interest in the Nena deposit by paying Highlands Pacific an additional US$10.8 million. Noranda can exercise the option by committing to complete a feasibility study including funding Highlands Pacific's share of the ongoing expenditures within the subsequent five years. The project is held under exploration license (EL 58) which is owned 100% by Highlands Frieda Pty. Ltd., a wholly-owned subsidiary of Highlands Pacific Ltd. for the benefit of the Frieda River Joint Venture. The Frieda project is a joint venture between Highlands Frieda (88%) and OMRD Frieda Co. Ltd (12%). OMRD is a Japanese consortium headed by Sumitomo Metal Mining.

        Highlands Pacific currently manages the project and conducts field operations on behalf of the joint venture. Steve Windle PhD (MAusImm, MAIG, F.GeolSoc, F.Min.Soc, MAEG), is the QP on the project for Highlands Pacific Limited, has been involved with the Frieda River project for nearly a decade and is experienced in porphyry and high sulphidation environments throughout the southwest Pacific. Noranda has earned the right to become operator at any time.

        Encouraging exploration results have been achieved at the Frieda River copper/gold project from an ongoing work program conducted in 2004. The project area is located in the Sandaun Province, near the border of East Sepik of North Western Papa New Guinea, approximately 90 km north of Ok Tedi Mine, and 175 km west of Porgera.

        Significant 2004 assay results to date include drill hole 015NOR04 which returned 214 metres at 2.2% Cu and drill hole 019NOR04 with 46 metres at 9.7% Cu obtained from the drill testing for extensions to the Nena copper-gold deposit. Assay results for all except part of one hole drilled in 2004 have been received. Please refer to the maps provided at www.noranda.com for drill hole locations.

Background

        The Frieda River project occurs along the northern margin of an active subduction-obduction tectonic belt in the SW Pacific, a belt that is prospective for porphyry style Cu-Au deposits and associated skarn and epithermal Cu-Au deposits such as the giant Grasberg and Ok Tedi Cu-Au deposits and the Porgera Au deposit.

        Copper/ gold mineralization was first discovered on the Frieda River property in the late 1960s and is intimately associated with calc-alkaline dioritic intrusives of the Frieda River Intrusive Complex (FRIC). This complex represents the eroded remnants of a large andesitic stratovolcano erupted in the Mid Miocene (13-17Ma).

        The FRIC covers a 15 by 20 km area with the current day erosional surface unroofing and exposing the intrusions in the SE portion of the property, while a thick sequence of extrusive volcano-sedimentary rocks dominated by andesitic pyroclastics overlie the intrusions to the north-west.

        The exposed intrusions contain at least seven identified mineralized porphyry systems. The dominant alteration ranges is proximal and complexly overprinted biotite-magnetite and K-feldspar-quartz-anhydrite potassic and sericite-chlorite-clay phyllic style alteration.

        To the north-west the overlying volcanic pyroclastics exhibit widespread and pronounced epithermal alteration observed for some 10 kilometres along strike. The alteration is dominated by pervasive silca-alunite-pyrite and vuggy silica breccia zones associated with the Nena Cu-Au deposit.

        The Horse-Ivaal-Trukai deposit, the most significant porphyry system at present, is hosted by a north-west trending biotite hornblende diorite to quartz diorite intrusive referred to as the Horse Microdiorite. The upper portion of the deposit has been oxidized resulting in the development of a thin (<50 metres) but persistent enrichment/oxide zone overlying most of the deposit. Mineralization consists of disseminated to fracture coating malachite — chalcocite.

        Primary mineralization underlies the oxide / enrichment zone and comprises the bulk of mineralization in the deposit. Mineralization consists of fine disseminated and veinlet to vein stockwork hosted chalcopyrite with lesser bornite, molybdenite and fine gold. Pyrite is the dominant sulphide gangue mineral.

        In addition to the porphyry style mineralization, the property also hosts an epithermal, high sulphidation Cu-Au deposit known as Nena, located some 5 km north-west of the Horse-Ivaal-Trukai deposit and occuring in the volcanic rocks overlying the intrusives rocks of the FRIC. The upper portions of the deposit are intensely oxidized producing a leach cap carrying significant gold, which is underlain by a well developed, secondary enrichment blanket up to 70 metres thick. Mineralization in the enrichment blanket is dominated by black sooty chalcocite, with lesser digenite and covellite. The enrichment zone is characterized by very high grades of copper.

        Underlying the enrichment blanket is a zone of extensive primary mineralization hosted in intense silica-alunite alteration to residual vuggy silica and associated breccia zones. Zones of extensive fine disseminated to semi-massive pyrite are typically associated and native sulphur is observed adjacent to the deposit. Copper mineralization consists of disseminated to fracture to breccia infillings of chalcocite-enargite with lesser covellite — luzonite. Overprinting by secondary chalcocite can be locally extensive resulting in higher grade copper.

        The mineralization in the Horse-Ivaal-Trukai deposit is conventional porphyry copper style sulphide mineralization and it is anticipated that it would be amenable to conventional flotation processing. The mineralization at the Nena deposit, on the other hand, has complex mineralogy as noted above plus a high content of some deleterious elements such as arsenic and antimony. It is expected that the Nena ore will be more challenging in terms of mineral processing.

        In 2002 and 2003, Noranda explored for and delineated extensions of the Horse-Ivaal-Trukai porphyry copper-gold deposit and completed a revised Mineral Resource estimate. The estimate involved the completion of a geostatistical block model prepared by Snowden Mining Industry Consultants. The estimate was constrained by a grade domain model developed by Noranda which modelled a near-surface oxide blanket and two grade domains (0.2 and 0.5% Cu cut-off) within the primary mineralization. The estimate was prepared by Warwick Board, Senior Geologist with Snowden, and reviewed by Stefan Mujdrica, Principal Consultant Geologist with Snowden.

        The results are summarized in the table below.

Mineral Resources of Oxide and Primary Mineralization at the Horse-Ivaal-Trukai Copper-Gold Deposit
(using a 0.5% Cu cut-off).

Ore type	Classification	MTonnes	Cu %	Au g/t
Oxide	Indicated	9.7	0.83	0.28
Hypogene	Indicated	64.9	0.60	0.38

Total	Indicated	74.6	0.63	0.37

Oxide	Inferred	36.0	0.7	0.3
Hypogene	Inferred	324.0	0.6	0.4

Total	Inferred	360.0	0.6	0.4

        The table below summarizes a historical Mineral Resource estimate prepared by the project owner Highlands Pacific for the Nena deposit.

Mineral Resources of the Oxide Leach Gold Cap and Nena Copper-Gold Deposit
(using a 0.6 g/t Au cut-off for leach cap and 0.5% Cu cut-off for Nena Deposit)

Material	Category	Mt	% Cu	Au (g/t)
Oxide Leach Cap	Measured	13.8	0.1	1.4
Oxide Leach Cap	Indicated	3.4	0.1	1.4

Oxide Leach Cap	Measured and Indicated	17.2	0.1	1.4

Oxide Leach Cap	Inferred	0.8	0.1	1.5
Nena Copper	Measured	42.2	2.3	0.6
Nena Copper	Indicated	7.6	1.7	0.6

Nena Copper	Measured and Indicated	49.8	2.2	0.6

Nena Copper	Inferred	1.2	1.8	0.4

Exploration Results

        In 2004, Noranda committed to an increased level of activity which has included a US$3 million drilling program focused on defining additional high grade "Nena Style" copper mineralization. Exploration work consisted of nearly 6,500 metres of diamond drilling along with engineering concept studies to examine conceptual process, potential mining scenarios and infrastructure design. A total of 32 holes were completed on December 17, 2004 on four target areas at Nena North, Nena West, Nena South and North Debom. Drilling at Nena West and Nena South is targeting possible extensions to the established Nena resource. Within both these targets, drilling has intersected high grade enriched secondary copper.

        To date assays have been received for all but part of hole 044NOR04. Significant results are summarized in the table below. Missing hole numbers indicate that no significantly mineralized intervals were intersected in the holes.

Summary of Assays Received to Date from the 2004 Drill Program

HOLE #	FROM TO			LENGTH	% Cu	g/t Au	% As
013NOR04	108	—	128	20	0.60	0.400	0.011

015NOR04	12	—	226	214	2.23	0.113	0.032
Includes	98	—	158	60	4.47	0.190	0.021
Includes	194	—	212	18	3.22	0.126	0.009

017NOR04	88	—	96	8	2.58	0.020	0.076
017NOR04	116	—	122	6	4.73	0.537	0.164
017NOR04	156	—	178	22	5.59	0.028	0.009
Includes	156	—	158	2	4.53	0.080	0.008
Includes	162	—	168	6	19.00	0.020	0.003
Includes	172	—	178	6	9.46	0.043	0.012

019NOR04	106	—	152	46	9.69	0.020	0.021

021NOR04	110	—	128	18	0.79	0.240	0.060
021NOR04	156	—	160	4	4.39	0.450	0.034

022NOR04	136	—	144	8	0.37	0.118	0.003
022NOR04	152	—	160	8	0.48	0.168	0.038

023NOR04	22	—	30	8	1.68	0.080	0.100

024NOR04	10.3	—	28	17.7	0.07	0.107	0.303
024NOR04	198	—	206	8	1.82	0.058	0.027

026NOR04	20	—	34	14	4.13	0.063	0.020

027NOR04	18	—	50	32	1.22	0.054	0.007
027NOR04	18	—	24	6	2.65	0.073	0.004
027NOR04	44	—	50	6	2.30	0.043	0.004

028NOR04	56	—	78	22	1.79	0.117	0.137
028NOR04	78	—	102	24	0.38	0.065	0.010

030NOR04	32	—	60	28	1.01	0.225	0.005

031NOR04	36	—	58	22	0.26	0.054	0.000
031NOR04	140	—	228	87.75	0.23	0.040	0.001
031NOR04	160	—	182	22	0.35	0.033	0.000

033NOR04	10	—	28	18	1.13	1.171	0.341
Includes	18	—	26	8	2.23	0.920	0.264
033NOR04	46	—	52	6	3.33	0.020	0.097
033NOR04	68	—	94	26	0.05	0.048	0.316

034NOR04	34	—	64	30	0.60	0.061	0.004

035NOR04	86	—	100	14	1.60	0.10	Pending

040NOR04	72	—	206	134	2.38	0.02	Pending
Includes	72	—	136	64	3.46	0.05	Pending
Includes	164	—	172	8	5.12	0.00	Pending
Includes	194	—	206	12	2.87	0.02	Pending

043NOR04	196	—	199.6	13.6	1.37	0.02	Pending
Hole abandoned in mineralization

        The drilling has confirmed significant extensions to the high grade copper mineralization at Nena, which remain open to the south and on some sections open to the west. Nena-style mineralization has also been discovered 1.5 km to the south at North Debom in drillhole 027NOR04 which produced an intersection of 1.22% Cu over 32 metres including intervals of 2.65% Cu over 6m and 2.30% Cu over 6 metres. Assays are pending on the second hole to intersect the mineralized zone.

        Once the current drilling program is complete, the results will be consolidated into an ongoing compilation of historical geological information which will be used as the basis for a new interpretation of the geology of the deposit in advance of a revised resource estimate scheduled for completion in the first half of 2005.

        Recommendations for future work include a 9,900 metre drilling program in 2005 that will comprise:

  •
  5,400 metres of drilling to:

  •
  Delineate the Nena deposit;

  •
  Investigate the extensions of the North Debom deposit; and

  •
  Test the Hiro ridge, mineralized breccia target.

  •
  3,000 metres of drilling on the Ekwai Debom high sulphidation target and on porphyry targets; and

  •
  1,500 metres of PQ drilling for metallurgical sampling.

        Once the Nena deposit has been completely defined, a revised resource estimation will be undertaken that will include all the results of the 2004 drilling program.

        A metallurgical sampling program comprising approximately 1,500 metres of PQ drilling will be undertaken on the Nena deposit to investigate the predictive metallurgy of this mineralization type for which previous studies indicated complex metallurgy.

        Diamond drilling is planned to resume in mid February 2005.

Quality Control

        Quality assurance procedures were adopted to ensure quality data were obtained for all measurements. All drill collars have been surveyed by a qualified land surveyor. Downhole attitude (dip and magnetic north) were measured with a single-shot photographic system. The drilling program is operated by Highlands Pacific, Noranda's partner at Frieda River, and supervised by an employee of Noranda Inc./Falconbridge Limited, project manager Charles Beaudry, P.Geo. and Qualified Person under National Instrument 43-101 guidelines. Mr. Beaudry spent 12 weeks in total at project site during the 2004 drilling program.

        All core is moved daily to a core logging and sample preparation facility established at the project site. Representative core samples are tested for density determinations using the immersion method after waxing. Core is logged (geology, geotech) by a geologist and photographed. Mineralized intervals are subdivided by a geologist on 2.0 metre composites and sawn in half with one half retained and the other sent to the sample preparation facility. Due to the reactive nature of the mineralization in the hot humid climate special precautions are taken to avoid oxidation:

  •
  Rapid processing of the samples on a daily basis;

  •
  Nitration of all samples prior to shipping; and

  •
  Nitration of rejects.

        The half sawn core samples are processed for assay according to a flow sheet that was specially designed for the project. The sawn half core is dried (90 to 110 deg C) and crushed to -6 mm in a jaw crusher and then to -2 mm in a cone crusher (PSA >=80% passing -10mesh) before splitting. Approximately 3-5 Kg are then milled to -40mesh in LM5 ring grinder (>=90% passing -40mesh). A minimum of 200 g of pulp is scooped from the LM5 bowl and this material is sent to the lab for analysis/assay.

        Crushing and milling are monitored with sieve tests (5%) and with 10% duplicates. Blank material consisting of broken glass (from soft drink bottles) is inserted in 5% of samples, particularly after a run of high grade material.

        The pulp samples are sent to ALS in Townsville for gold fire-assay (50 g — Au-AA26), ICP-AES (ME-ICP41s and ME-MS42) analysis for 36 elements including Cu, As, Sb, Hg, and Te and for sulphide S by difference (S-CAL07). All samples with copper values above the upper detection limit of 1% Cu are sent to ALS Brisbane for Cu assay by strong acid digestion and atomic absorption (Cu-OG46) determination.

        Standards are inserted in the batches in every 20th sample. Initially an internal project standard (Sierita) was utilized but when high grades were encountered in the Nena drilling three additional commercial standards were acquired to improve the monitoring of analytical performance for both copper and gold (GBM304-11 and 16 and G301-8). The standards are rotated and selected for the type of mineralization encountered in the core.

        Results for the standards and blanks are plotted on control charts immediately upon reception of batches. Standard values for Cu and Au that plot beyond the mean plus or minus 3 standard deviation lines (and in some cases plus or minus 2 STD) are rejected and batches rerun. For blanks a warning line of 200 ppm Cu was used to monitor sample preparation. The Sierita standard was very well behaved for the low grade samples (<1.0% Cu) but was not submitted with the high grade Cu assays until additional standards were acquired. As a result, the high grade copper assays in the first half of the drilling program were mainly monitored from the extensive QAQC results published by ALS with the analytical reports. These data were reviewed and found to be acceptable. Except for one short period in the early part of the program the blanks performed very well.

        At least 10% of the pulp samples were submitted to Genalysis as a secondary lab for check analysis for Cu and Au. A slight bias of 5% in favour of ALS was observed in the assays ranging between 1% and 4% Cu. Higher and lower grade assays results showed no bias.

Contacts:

Ian Hamilton
Director, Communications and Public Affairs
Noranda Inc./Falconbridge Limited
(416) 982-7161

Bill Mercer
Director, Geology and Geochemistry
Noranda Inc./Falconbridge Limited
(416) 982-7269

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EXHIBIT 99.1